Dominari Securities LLC
725 Fifth Avenue, 23rd Floor
New York, NY 10022

June 18, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: Dale Welcome / Claire Erlanger

Re:	Kandal M Venture Limited
Registration Statement on Form F-1
Initially Filed October 23, 2024, as amended
File No. 333-282786

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned representative of the underwriters of the offering hereby join in the request of Kandal M Venture Limited (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on June 23, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Dominari Securities LLC
as representatives of the several underwriters

By:	/s/ Eric Newman
Name:	Eric Newman
Title:	Executive Vice President, Global Head of Investment Banking